As Filed with the Securities and Exchange Commission on May 13, 2003
  SEC File No. 005-46403

===============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           _______________________

                             Amendment No. 2 to
                                 SCHEDULE TO
                               (Rule 14d-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13 (e) (1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                           _______________________

                           TRANS WORLD CORPORATION
                      (Name of Filing Persons (Issuer))
                           _______________________

                12 % Senior Secured Notes due March 17, 2005
                       (Title of Class of Securities)

                                    None
                    (CUSIP Number of Class of Securities)

                               Rami S. Ramadan
       President, Chief Executive Officer and Chief Financial Officer
                           Trans World Corporation
                         545 Fifth Avenue, Suite 940
                          New York, New York 10017
                               (212) 983-3355

     (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of Filing Persons)
                           _______________________

                               With Copies to:

                             Jeffrey A. Koeppel
                              Sheryl Jones Alu
                    Elias, Matz, Tiernan & Herrick L.L.P.
                      734 15th Street, N.W., 12th Floor
                           Washington, D.C. 20005
                               (202) 347-0300
                            (202) 347-2172 (fax)
                           _______________________

                          CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
       Transaction Valuation (*)              Amount of Filing Fee
              $20,000,000                            $614.00
-------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the exchange of $20 million aggregate principal amount of the 12% Senior Secured Notes due March 17, 2005 ("Senior Notes") for 452,796,015 shares of common stock of the Issuer. At June 30, 2002, the Issuer had an accumulated stockholders' deficit of $12.8 million (unaudited). Accordingly, the amount of the filing fee, calculated in accordance with Rules 0-11 (a)(4) and 0-11(d) of the Securities and Exchange Act of 1934, as amended, equals one third of the principal amount of the Senior Notes ($6,666,660) proposed to be acquired by the Issuer times ..000092 or $614.00 (rounded up to the next dollar).

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:  $614.00       Filing Party:  Trans World Corporation

  Form or Registration No.:  Schedule TO      Date Filed: November, 5, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



Schedule TO-IA
Page 2


     This Amendment No. 2 To Schedule TO withdraws the previously filed Schedule TO-I and Schedule TO-I/A.




                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                TRANS WORLD CORPORATION

                                By:  /s/ Rami S. Ramadan
                                     --------------------------
                                     Name:   Rami S. Ramadan
                                     Title:  President, Chief Executive Officer
                                     and Chief Financial Officer

Dated:  May 13, 2003